UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 9)1

US Foods Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

912008109

(CUSIP Number)

Michael D. Adamski

Sachem Head Capital Management LP

250 West 55th Street, 34th Floor

New York, New York 10019

(212) 714-3300

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,712,169
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,712,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,712,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,712,169
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,712,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,712,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,995,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,995,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,995,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 912008109

1	NAME OF REPORTING PERSON

Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,712,169
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,712,169
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,712,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 912008109

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) amends and supplements the Schedule 13D filed on October 7, 2021 (the “Initial 13D” and as amended and supplemented through the date of this Amendment No. 9, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of US Foods Holding Corp. (the “Issuer”). Capitalized terms not defined in this Amendment No. 9 shall have the meaning ascribed to them in the Schedule 13D.

As of the date of this Amendment No. 9, the Reporting Persons are no longer beneficial owners of more than 5% of the Issuer’s Common Stock. The filing of this Amendment No. 9 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On August 13, 2024, the Issuer and Sagamore Master VIII, one of the Sachem Head Funds, entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”). Pursuant to the Stock Repurchase Agreement, Sagamore Master VIII agreed to sell, and the Issuer agreed to purchase, 4,000,000 shares of Common Stock at a per share price of $52.2847. In connection with the Stock Repurchase Agreement, Sagamore Master VIII and the Issuer entered into a letter agreement (the “Representation Letter”) pursuant to which, among other things, Sagamore Master VIII made certain representations and warranties in connection with the transaction and released the Issuer from any potential claims regarding the Issuer’s possession of material non-public information. The Stock Repurchase Agreement closed on August 13, 2024.

The foregoing descriptions of the Stock Repurchase Agreement and Representation Letter are qualified in their entirety by reference to the full text of the Stock Repurchase Agreement and Representation Letter, which are attached hereto as Exhibits 99.19 and 99.20, respectively, and incorporated herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) of the Schedule 13D are hereby amended and restated to read in full as follows:

(a), (b) Sachem Head Capital, SH Management and Scott D. Ferguson may be deemed to beneficially own 9,712,169 shares of Common Stock (the “Subject Shares”), including 4,908 shares of Common Stock underlying vested RSUs directly owned by Scott D. Ferguson. The Subject Shares collectively represent approximately 4.0% of the outstanding shares of Common Stock based upon 244,558,482 shares of Common Stock outstanding as of August 2, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, less the 4,000,000 shares of Common Stock sold by Sagamore Master VIII to the Issuer on August 13, 2024 pursuant to the Stock Repurchase Agreement.

6

CUSIP No. 912008109

Sachem Head Capital, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head Capital, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 4,995,000 of the Subject Shares, constituting approximately 2.1% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson’s position as the managing partner of Sachem Head Capital and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

(c) Except as otherwise set forth in Item 4 with respect to the Stock Repurchase Agreement and in Exhibit 99.21, there were no transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons or the Sachem Head Funds.

(e) As a result of the transactions described herein, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Stock on August 13, 2024. The filing of this Amendment No. 9 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 13, 2024, the Issuer and Sagamore Master VIII entered into the Stock Repurchase Agreement and the Representation Letter, each as defined and described in Item 4 above and attached as Exhibit 99.19 and 99.20, respectively, hereto.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
99.2	Trading data.*
99.3	Trading data.*
99.4	Trading data.*
99.5	Trading data.*
99.6	Trading data.*
99.7	Letter to the Stockholders of the Issuer.*
99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*
99.9	Form of Engagement and Indemnification Agreement.*
99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*
7

CUSIP No. 912008109

99.11	Powers of Attorney.*
99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*
99.13	Trading data.*
99.14	Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*
99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
99.16	Trading data.*
99.17	Mutual Termination Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp., dated February 28, 2024.*
99.18	Letter of Resignation from Scott D. Ferguson, dated February 28, 2024.*
99.19	Stock Repurchase Agreement by and between US Foods Holding Corp. and SH Sagamore Master VIII Ltd., dated August 13, 2024.
99.20	Representation Letter by and between US Foods Holding Corp. and SH Sagamore Master VIII Ltd., dated August 13, 2024.
99.21	Trading data.

* Previously filed.

8

CUSIP No. 912008109

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2024

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
SCOTT D. FERGUSON

9

CUSIP No. 912008109

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.2	Trading data.*
Exhibit 99.3	Trading data.*
Exhibit 99.4	Trading data.*
Exhibit 99.5	Trading data.*
Exhibit 99.6	Trading data.*
Exhibit 99.7	Letter to the Stockholders of the Issuer.*
Exhibit 99.8	Joint Filing and Solicitation Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, Meredith Adler, James J. Barber, Jr., Jeri B. Finard, John J. Harris, Bernardo V. Hees and David A. Toy.*
Exhibit 99.9	Form of Engagement and Indemnification Agreement.*
Exhibit 99.10	Engagement and Indemnification Agreement, by Sachem Head Capital Management LP and Bernardo V. Hees.*
Exhibit 99.11	Powers of Attorney.*
Exhibit 99.12	Amended and Restated Joint Filing and Solicitation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Scott D. Ferguson, James J. Barber, Jr., Jeri B. Finard, John J. Harris and David A. Toy.*
Exhibit 99.13	Trading data.*
Exhibit 99.14

Cooperation Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp.*

Exhibit 99.15	Joint Filing Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.*
Exhibit 99.16	Trading data.*
Exhibit 99.17

Mutual Termination Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC, Sachem Head LP, Sachem Head Master LP, SH Sagamore Master VIII Ltd., SH Stony Creek Master Ltd. and US Foods Holding Corp., dated February 28, 2024.*

Exhibit 99.18	Letter of Resignation from Scott D. Ferguson, dated February 28, 2024.*
Exhibit 99.19	Stock Repurchase Agreement by and between US Foods Holding Corp. and SH Sagamore Master VIII Ltd., dated August 13, 2024.
Exhibit 99.20	Representation Letter by and between US Foods Holding Corp. and SH Sagamore Master VIII Ltd., dated August 13, 2024.
Exhibit 99.21	Trading data.

* Previously filed.